U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI53202

February 14, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.20549

Attention:  Dominic Minore, Esq.

Re:       Delaying Amendment for Professionally Managed Portfolios (the “Registrant”)
Registration Statement on Form N-14 (the “Registration Statement”)
(File No. 333-148952)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed  reorganization of two Winslow Green Funds out of the Forum Funds Trust into two newly-organized Winslow Green Funds as series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.  If you have any questions or comments, please do not hesitate to contact the undersigned at 626-914-7363.

PROFESSIONALLY MANAGED PORTFOLIOS

Elaine E. Richards
Secretary